Exhibit 99.5
HUNGARIAN MINING BUREAU
DEPARTMENT OF MINING, GAS INDUSTRY AND CONSTRUCTION

1036/3/2007
Administrator: Dr. Kálmán Barátosi
Toreador Hungary Ltd.
To Mr. Travis Wetzlaugk
managing director
Budapest
Szabadság tér 7.
1054
Dear Mr. Wetzlaugk:
In response to your questions dated July 9, 2007 I hereby inform you on the following:
In the period in question as many as 72 requests were filed with the Mining Bureau for the delineation of mining plots. Eight requests were rejected due to non-compliance with the request for additional information, the lack of a final exploration report, the lack of an environmental license, or due to regional incompatibility with the mining rights of another entity.
Please be aware of the above information.
Dated in Budapest on August 13, 2007.
Sincerely yours,
(illegible signature)
Dr. Zoltán Káldi
head department (deputy)